1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
ALEXANDER C. KARAMPATSOS alexander.karampatsos@dechert.com +1 202 261 3402 Direct +1 617 275 8365 Fax

November 22, 2021

Mr. David Orlic

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Portman Ridge Finance Corporation

Registration Statement of Form N-2 (File No. 333-260072)

Registration Statement of Form N-14 (File No. 333-260074)

Dear Mr. Orlic:

On behalf of Portman Ridge Finance Corporation, a Delaware corporation (the “Company”), we hereby respond to the comments you provided to me and Harry Pangas of Dechert LLP during a telephonic discussion on November 3, 2021 with respect to your review of the Company’s registration statement of Form N-2 (the “N-2 Registration Statement”) and the Company’s registration statement of Form N-14 (the “N-14 Registration Statement”), each filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 5, 2021. The Company has considered your comments and has authorized us, on its behalf, to make the responses discussed below.

Set forth below are the comments of the SEC staff (the “Staff”) along with our responses to, or any supplemental explanations of, such comments, as requested. To the extent not otherwise defined herein, capitalized terms have the meanings attributed to such terms in the N-2 Registration Statement or the N-14 Registration Statement as the case may be.

N-2 Registration Statement Comments

1.

Comment: On the cover page of the N-2 Registration Statement, the Company indicated that it is qualified to register securities pursuant to General Instruction A.2 of Form N-2. Please provided the basis for the Company’s qualification as it relates to the public float requirement.

November 22, 2021 Page 2

Response: As of October 5, 2021, the Company had 9,123,275 shares of common stock outstanding, and the market price per share of such shares was $24.16. Accordingly, the aggregate market value of the Company’s shares of common stock was $220,418,324 as of October 5, 2021. As of such date, 528,141 shares of the Company’s common stock were held by affiliates of the Company. Accordingly, the Company satisfies the $75 million public float requirement.

2.

Comment: In the expense example in the “Fees and Expenses” section of the N-2 Registration Statement, $116 is disclosed as the 1 Year expense example figure. Please confirm that this figure is correct or revise the disclosure accordingly.

Response: The Company has revised the disclosure accordingly.

3.

Comment: In the “Portfolio Companies” section of the N-2 Registration Statement, please disclose the percentage of the class of each portfolio company’s equity securities held by the Company in accordance with Item 8.6(a) of Form N-2.

Response: The Company has revised the disclosure accordingly.

4.

Comment: On page 78 of the N-2 Registration Statement, certain items that are incorporated by reference link to incorrect filings. Please revise the hyperlinks so that they link to the appropriate filings.

Response: The Company has revised the hyperlinks accordingly.

5.	Comment: The power of attorney that was filed is not dated. Please refile a power of attorney that is dated.

Response: The Company has refiled a dated power of attorney.

6.

Comment: In the Part C of the N-2 Registration Statement, the Company indicates that Undertaking 34.7 of Form N-2 is not applicable. Please provide the basis for this response or include Undertaking 34.7

November 22, 2021 Page 3

Response: The Company has included Undertaking 34.7.

N-14 Registration Statement Comments

7.

Comment: In the “Portfolio Companies” section of the N-14 Registration Statement, please disclose the percentage of the class of each portfolio company’s equity securities held by the Company in accordance with Item 5(b) of Form N-14 and Item 8.6(a) of Form N-2.

Response: The Company has revised the disclosure accordingly.

8.	Comment: Please revise the disclosure in the N-14 to indicate that:

The Company has not entered into any arrangement or understanding with any person who will receive Exchange Notes in the exchange offer to distribute those notes following completion of the offer. The Company is not aware of any person that will participate in the exchange offer with a view to distribute the Exchange Notes.

Response: The Company has revised the disclosure in the N-14 Registration Statement accordingly.

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Should you have any questions regarding this letter, please contact me at (202) 261-3402.

Sincerely,

/s/ Alexander C. Karampatsos
Alexander C. Karampatsos